53rd at Third 885 Third Avenue New York, New York 10022-4834 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com FIRM / AFFILIATE OFFICES
	Barcelona	Moscow
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
October 27, 2017	Century City	Paris
	Chicago	Riyadh
	Dubai	Rome
	Düsseldorf	San Diego
	Frankfurt	San Francisco
	Hamburg	Seoul
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London Los Angeles Madrid Milan	Singapore Tokyo Washington, D.C.

VIA EDGAR AND HAND DELIVERY

Barbara C. Jacobs

Assistant Director

Office of Information Technologies and Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bandwidth Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 13, 2017
File No.: 333-220945

Dear Ms. Jacobs:

On behalf of our client, Bandwidth Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for submission to the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Amendment No. 1 to Registration Statement on Form S-1 of the Company submitted to the Commission on October 23, 2017 (the “Amendment No. 1”).

For your convenience, we are also providing copies of Amendment No. 2, marked to show changes against Amendment No. 1, in the traditional non-EDGAR format to each of Joyce Sweeney, Kathleen Collins, Jeff Kauten and you.

The numbered paragraphs in italics below set forth the comments from the staff of the Commission (the “Staff”) together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 2.

October 27, 2017

The Offering, page 9

1.	You state in response to prior comment 1 that the Series A preferred stock will convert to 2.5 shares of Old Class A common stock prior to the effectiveness of your Second Amended and Restated Certificate of Incorporation. However, your disclosures on page 48 indicate that you “expect” this event to happen. Please clarify whether your preferred shareholders have formally agreed to convert their holdings to Class A common stock. Also, if the preferred shareholders do not convert to Old Class A common stock, tell us how that impacts the terms of your Second Amended and Restated Certificate of Incorporation.

Response:

The Company notes the Staff’s comment and has revised the disclosure on pages 10 and 49 of Amendment No. 2 to state that Carmichael Investment Partners LLC (“Carmichael”), the holder of our Series A preferred stock, will convert the Series A preferred stock to Old Class A common stock. Carmichael will either be required to convert pursuant to the terms of Series A preferred stock upon an initial public offering meeting a specified price per share or will voluntarily convert prior to the pricing of the offering. The Series A preferred stock will no longer exist prior to the effectiveness of the Second Amended and Restated Certificate of Incorporation. If Carmichael does not convert to Old Class A common stock, the offering will not occur without a prior amendment to the Company’s Registration Statement.

2.	We have reviewed your response to prior comments 1 and 2. Please tell us the basis for your statement that you expect Carmichael Investment Partners LLC to distribute the Class B common stock to its limited partners. Tell us whether there are agreements in place that ensure this will happen. If not, please clarify your disclosures that you expect a sufficient number of shares of Class B common stock will be converted into Class A common stock in order for you to become a controlled company.

Response:

The Company notes the Staff’s comment and advises the Staff that based on the Company’s understanding of the investment relationship between Carmichael and its limited partners, the Company understands that Carmichael will be distributing its Class B common stock to its limited partners, and at such time, the Class B common stock will convert into Class A common stock by virtue of this transfer. However, the Company does not have the ability to review Carmichael’s investment agreement to confirm that this distribution must occur. In addition, the Company has revised the disclosure on the cover page and on pages 11 and 50 to clarify the expectations regarding conversion of Class B common stock to Class A common stock, including the potential for an insufficient number of conversions to occur and/or the timelines for such conversions.

October 27, 2017

3.	Further, it appears that a substantial percentage of the Class B common stock is held by holders who are subject to lockup agreements that prevent them from converting their shares of Class B common stock to Class A common stock. Please tell us the basis for your statement that you expect Mr. Morken to become your controlling shareholder in light of these limitations.

Response:

The Company notes the Staff’s comment and advises the Staff that although certain of the holders of Class B common stock will be entering into a Conversion Lock-up Agreement, such lock-up only applies to a percentage of such holders’ Class B common stock. The balance of such holders’ Class B common stock may be converted. Although there is no contractual obligation to convert, the Company believes that a substantial percentage of such holders of Class B common stock will convert their Class B common stock to Class A common stock or otherwise dispose of their Class B common stock. However, there can be no assurance that the Company will become a controlled company under the corporate governance rules for NASDAQ-listed companies or, if it does, on what timeline that will occur. Additionally, the Company advises the Staff that it has revised the disclosure on the cover page and pages 10, 11, 49 and 50 of Amendment No. 2 to further clarify the possible conversion from Class B common stock to Class A common stock.

4.	You state that the holders of the Class B common stock are not required to convert their shares of Class B common stock to Class A common stock. Please add disclosure to the cover page that these holders are not required to convert their shares of Class B common stock to Class A common stock and there can be no assurance that they will convert their shares or advise.

Response:

The Company notes the Staff’s comment and has revised the disclosure on the cover page of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators, page 64

5.	In your response to prior comment 5 you state that the company’s Chief Operating Decision Maker assesses performance primarily based on revenue and gross profit rather than usage metrics when reviewing the company’s operating performance or making business decisions. Please clarify for us whether management uses usage metrics in managing the business. If so, tell us why you believe usage metrics would not be key indicators of the company’s operating performance considering the majority of your CPaaS revenues are based on usage. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

October 27, 2017

Response:

The Company notes the Staff’s comment and advises the Staff that management does not rely on usage metrics in managing the business. The intent of including usage metrics in the Registration Statement is only to illustrate the size and scale of the Company’s business at a given point in time. The Company has added a clarifying footnote to the front cover art of Amendment No. 2.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 906-1311 or my colleague, Shagufa Hossain, at (202) 637-2323 with any questions or further comments you may have regarding this submission or if you wish to discuss any of the Company’s responses.

Sincerely,

/s/ Michael Benjamin

Michael Benjamin

of LATHAM & WATKINS LLP

Enclosures

cc:

David A. Morken, Bandwidth Inc.

John C. Murdock, Bandwidth Inc.

Jeff Hoffman, Bandwidth Inc.

W. Christopher Matton, Bandwidth Inc.

John Chory, Latham & Watkins LLP

Shagufa Hossain, Latham & Watkins LLP